Form 40-F
period 2019-01-31
BRP Inc.
filed 2019-03-22
CIK 1748797

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

[  ]  Registration Statement Pursuant to Section 12 of the Securities Exchange Act of 1934

or

[x]  Annual Report Pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended January 31, 2019

Commission file number 001-38648

BRP Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English (if applicable))

Quebec, Canada

(Province or other jurisdiction of incorporation or organization)

3799

(Primary Standard Industrial Classification Code Number (if applicable))

N/A

(I.R.S. Employer Identification Number (if applicable))

726 Saint-Joseph Street

Valcourt, Quebec

Canada, J0E 2L0

(450) 532-6154

(Address and telephone number of Registrant’s principal executive offices)

BRP US Inc.

10101 Science Drive

Sturtevant, WI 53177

(262) 884-5000

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:

Subordinate Voting Shares	The Nasdaq Stock Market LLC Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[x] Annual information form	[x] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

43,040,023 Subordinate Voting Shares and 54,101,384 Multiple Voting Shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[x]  Yes   [  ]  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

[x]  Yes   [  ]  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  [  ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  [  ]

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A.  Annual Information Form

The Registrant’s Annual Information Form for the year ended January 31, 2019 is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein.

B.  Audited Annual Financial Statements

The Registrant’s audited annual consolidated financial statements for the year ended January 31, 2019, including the report of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this Annual Report on Form 40-F and are incorporated by reference herein.

C.  Management’s Discussion and Analysis

The Registrant’s Management’s Discussion and Analysis for the year ended January 31, 2019 is attached as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated by reference herein.

CONTROLS AND PROCEDURES

The Company’s President and Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining the Company’s disclosure controls and procedures as well as its internal control over financial reporting, as those terms are defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian securities regulatory authorities.

There were no changes in the Company’s internal controls over financial reporting during the three- and twelve-month periods ended January 31, 2019, that have materially affected, or are reasonably likely to materially affect the Company’s internal controls over financial reporting. As in previous years, the Company has received an unqualified opinion from its external auditor in relation to its consolidated financial statements for the twelve-month period ended January 31, 2019.

In the context of the preparation of the company’s first Sarbanes-Oxley (“SOX”) certification which will be required as at January 31, 2020 (as defined in Rules 13(a)-15(f) under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”)), the company established a two-year roadmap which has been reviewed with its external auditor. As expected, given the US compliance requirements under SOX, control remediation requirements have been identified and have been incorporated into our SOX compliance roadmap. Management determined that the company did not have all of the required effective controls over the accuracy and completeness of information used in the execution of internal controls over critical spreadsheets and reports created from data extracted from the Company’s information systems, which is further described below. However, Management has also concluded that the Company’s audited consolidated financial statements as at and for the year ended January 31, 2019 present fairly, in all material respects, the Company’ financial position, results of operations, changes in equity and cash flows in accordance with IFRS.

Disclosure controls and procedures

The President and Chief Executive Officer and the Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures in order to provide reasonable assurance that:

•	material information relating to the Company has been made known to them; and

•	information required to be disclosed in the Company’s filings is recorded, processed, summarized and reported within the time periods specified in securities legislation.

An evaluation was carried out under the supervision of the President and Chief Executive Officer and the Chief Financial Officer of the design and effectiveness of the Company’s disclosure controls and procedures. Based on this evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded, as of January 31, 2019, that the Company’s disclosure controls and procedures could be considered ineffective as a result of a material weakness identified in the Company’s internal controls over financial reporting, which is further described below.

Management’s annual report on internal control over financial reporting

The President and Chief Executive Officer and the Chief Financial Officer have designed, or caused to be designed under their supervision, such internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

An evaluation was carried out under the supervision of the President and Chief Executive Officer and the Chief Financial Officer of the design and effectiveness of the Company’s internal controls over financial reporting. In making this evaluation, the President and Chief Executive Officer and the Chief Financial Officer used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the 2013 Internal Control – Integrated Framework, as was done in the prior years. Based on this evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded, as of January 31, 2019, that the Company’s internal controls over financial reporting could be considered ineffective as a result of a material weakness identified in the Company’s internal controls over financial reporting related to the accuracy and completeness of information used in the execution of internal controls over critical spreadsheets and reports created from data extracted from the Company’s information systems. There were no material adjustments to the Company’s audited consolidated financial statements for the period ended January 31, 2019 and prior, however, as a result of the material weakness identified a possibility exists that material misstatements in the Company’s financial statements would not be prevented or detected on a timely basis in the future.

As part of the preparation of its first SOX certification (as defined in Rules 13(a)-15(f) under the Exchange Act), the Company has and will continue implementing its compliance plan. The plan includes, but is not limited to, identifying and documenting all sources of information used in controls, training the control owners and improving internal controls over financial reporting. The Company will, among other things, add additional steps to the validation of certain data extracted from the information systems and it will generally continue to improve its information systems. Management has also discussed the material weakness with the Audit Committee, which will continue to review progress on the Company’s remediation actions.

The Company has and will continue to take actions to remediate the material weakness, but the weakness will not be considered fully remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. No assurance can be provided at this time that the actions and remediation efforts will effectively remediate the material weakness described above.

Notwithstanding the material weakness, management has concluded that the Company’s audited consolidated financial statements as at and for the year ended January 31, 2019 present fairly, in all material respects, the Company’ financial position, results of operations, changes in equity and cash flows in accordance with IFRS. There were no material adjustments to the Company’s audited consolidated financial statement for the year ended January 31, 2019 and there were no changes to previously released financial results.

Changes in internal control over financial reporting

There were no changes in the Company’s internal controls over financial reporting during the three- and twelve-month periods ended January 31, 2019, that have materially affected, or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

Attestation report of registered public accounting firm

This Annual Report on Form 40-F does not include an attestation report of the Registrant’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended January 31, 2019 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s board of directors (the “Board of Directors”) has determined that it has at least one audit committee financial expert (as such term is defined in item 8(a) of General Instruction B to Form 40-F) serving on its audit committee (the “Audit Committee”). Michael Hanley has been determined by the Board of Directors to be such audit committee financial expert and is independent (as such term is defined by the Nasdaq Stock Market’s corporate governance standards applicable to the Registrant).

Mr. Hanley is a corporate director with many years of experience in senior management roles and corporate governance. He sits on the Board of Directors and chairs the Audit Committee of Industrial Alliance Insurance and Financial Services Inc., and of ShawCor Ltd. Mr. Hanley also sits on the board of LyondellBasell Industries N.V. since 2018 and is a member of its Audit Committee and of its Health, Safety, Environment an Operations Committee. He was on the Board of Directors and the Audit Committee of Le Groupe Jean Coutu (PJC) Inc. until the company was acquired by Metro Inc. in 2018. Prior to that, Mr. Hanley held senior management positions for several years. He was Senior Vice-President, Operations and Strategic Initiatives at National Bank of Canada. He also held a number of positions at Alcan Inc., including Executive Vice-President and Chief Financial Officer, and President and CEO of the Global Bauxite and Alumina business group. He was also Chief Financial Officer of two Canadian public companies, namely Gaz Métro (now Énergir) and St-Laurent Paperboard Inc. Mr. Hanley is a chartered professional accountant and has been a member of the Ordre des comptables professionnels agréés du Québec (CPA) since 1987.

The SEC has indicated that the designation of Mr. Hanley as an audit committee financial expert does not make him an “expert” for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the Audit Committee and the Board of Directors in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

CODE OF ETHICS

The Registrant has adopted a Code of Ethics and Conduct that applies to all directors, officers and employees of the Registrant and its subsidiaries. A copy of the Code of Ethics can be obtained, free of charge, on the Registrant’s website (www.brp.com) or by contacting the Registrant at (450) 532-6154.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Registrant by Deloitte LLP for professional services rendered for the fiscal period ended January 31, 2019 and January 31, 2018. During this period, Deloitte LLP was the Registrant’s only external auditor.

(in Canadian dollars)	Year ended January 31, 2019	Year ended January 31, 2018
Audit Fees(1)	$1,702,980	$1,614,381
Audit-Related Fees(2)	706,399	450,208
Tax Fees(3)	148,020	156,749
All Other Fees(4)	207,920	79,037
Total Fees Paid	$2,765,319	$2,300,375

Notes:

1.

“Audit Fees” include fees necessary to perform the annual audit or reviews of the consolidated financial statements. The Fiscal 2018 amount was modified as a result of a reclassification of certain fees in Fiscal 2019.

2.

“Audit-Related Fees” include fees for assurance and related services by the independent auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements other than those included in “Audit Fees,” such as advisory on accounting and reporting matters. The Fiscal 2018 amount was modified as a result of a reclassification of certain fees in Fiscal 2019.

3.	“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees.” This category includes fees for tax compliance, tax advice and tax planning.
4.	“Other Fees” include fees for products and services provided by the independent auditor other than those included above, including consulting services.

The Registrant’s Audit Committee is responsible for pre-approval of all audit services and permitted non-audit services provided to the Registrant or its subsidiaries by Deloitte LLP. The Audit Committee has delegated to the Chair of the Audit Committee, who is independent, the authority to act on behalf of the Audit Committee with respect to the pre-approval of all audit and permitted non-audit services provided by its external auditors from time to time. Any approvals by the Chair are reported to the full Audit Committee at its next meeting. All of the services described in footnotes 2, 3 and 4 under “Principal Accountant Fees and Services” above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The information included in the section entitled “Off-Balance Sheet Arrangements” in the management’s discussion and analysis included as Exhibit 99.3 to this Annual Report on Form 40-F is incorporated herein by reference.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided in the table entitled “Contractual Obligations” under the section entitled “Liquidity and Capital Resources” in the management’s discussion and analysis included as Exhibit 99.3 to this Annual Report on Form 40-F is incorporated herein by reference.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Michael Hanley, William H. Cary, Estelle Métayer and Daniel J. O’Neill.

CORPORATE GOVERNANCE

The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and its Subordinate Voting Shares are listed on the Toronto Stock Exchange (“TSX”) and The Nasdaq Global Select Market (“Nasdaq”). Nasdaq Listing Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of certain requirements in the Nasdaq Listing Rules. The following is a summary of the significant ways in which the Registrant’s corporate governance practices differ from those required to be followed by U.S. domestic issuers under Nasdaq’s corporate governance standards. In addition, the Registrant is currently a “controlled company” as defined in the Nasdaq Listing Rules. Upon ceasing to be a “controlled company”, as a foreign private issuer, the Registrant intends to continue to follow Canadian corporate governance practices and TSX rules in lieu of the corporate governance requirements of Nasdaq. Except as described below, the Registrant is in compliance with the Nasdaq corporate governance standards in all significant respects.

•

Quorum Requirements. Rule 5620(c) of the Nasdaq Listing Rules requires that the minimum quorum requirement for a meeting of shareholders is 33.33% of the outstanding shares of its common voting stock. In addition, Rule 5620(c) requires that an issuer listed on Nasdaq state its quorum requirement in its bylaws. The Registrant follows the requirements of the Canada Business Corporations Act with respect to quorum requirements. The quorum requirement for a meeting of shareholders is set forth in the Registrant’s by-laws, which require not less than 25% of the issued and outstanding shares entitled to vote at the meeting to be present in person or represented by proxy and at least two persons entitled to vote at the meeting actually present.

•

Shareholder Approval. Sections 5635(a) through (d) of the Nasdaq Listing Rules require an issuer to obtain shareholder approval prior to certain issuances of securities, including (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) private placements. The Registrant does not follow this rule. Instead, the Registrant complies with applicable TSX rules. Such rules require issuers to obtain shareholder approval prior to a distribution of common shares (other than in respect of public offerings) that involve the sale of more than 25% of the issuer’s outstanding common shares prior to the transaction. In addition, under TSX rules (1) the creation of, or certain material amendments to, equity compensation plans require shareholder approval and (2) the sale of common shares at a discount to officers and directors requires shareholder approval in specified circumstances.

•

Compensation Committee. The Registrant follows applicable Canadian laws with respect to compensation consultants, legal counsel and other advisers to our Human Resources, Nominating and Governance Committee. Applicable Canadian securities legislation does not specifically require consideration of potential conflicts of interest on the part of compensation consultants, legal counsel and other advisers to the compensation committee, but best practices dictate disclosure of any such conflicts in the Registrant’s management information circular.

•

Independent Directors. Nasdaq Listing Rule 5605(b) requires that a majority of a listed issuer’s board of directors be independent directors as defined in Nasdaq Listing Rule 5605(a)(2) for companies that are not controlled. Applicable TSX rules require only that listed issuers have at least two independent directors. Although the Registrant is a “controlled company” under Nasdaq rules, we follow applicable TSX requirements with respect to director independence.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.    Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the SEC, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F, the securities in relation to which the obligation to file an Annual Report on Form 40-F arises, or transactions in said securities.

B.    Consent to Service of Process

The Registrant has previously filed with the SEC an Appointment of Agent for Service of Process and Undertaking on Form F-X in connection with its Subordinate Voting Shares.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

BRP INC.

Date: March 22, 2019	By:	(s)Sébastien Martel

	Name	Sébastien Martel
	Title:	Chief Financial Officer

EXHIBIT INDEX

No.	Document
99.1	Annual Information Form of the Registrant for the year ended January 31, 2019
99.2	Audited consolidated financial statements of the Registrant as at January 31, 2019 and 2018 and for the years ended January 31, 2019 and 2018.
99.3	Management’s discussion and analysis of the Registrant for the year ended January 31, 2019.
99.4

Third Amended and Restated Credit Agreement dated as of May  23, 2018 among Bombardier Recreational Products Inc., the guarantors party thereto, Bank of Montreal, as administrative agent, and the lenders from time to time party thereto.

23.1	Consent of Deloitte LLP.
31.1	Certification of Chief Executive Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934.
31.2	Certifications Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.	Interactive Data File.