Form 40-F
period 2020-01-31
BRP Inc.
filed 2020-04-09
CIK 1748797

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2020	Commission File Number 001-38648

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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Subordinate Voting Shares	DOOO	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

42,410,974 Subordinate Voting Shares and 45,891,671 Multiple Voting Shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes            ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

☒  Yes            ☐  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

The Registrant’s Annual Information Form for the year ended January 31, 2020 is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein.

B. Audited Annual Financial Statements

The Registrant’s audited annual consolidated financial statements for the year ended January 31, 2020, including the report of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this Annual Report on Form 40-F and are incorporated by reference herein.

C. Management’s Discussion and Analysis

The Registrant’s Management’s Discussion and Analysis for the year ended January 31, 2020 is attached as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated by reference herein.

CONTROLS AND PROCEDURES

The Company’s President and Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining the Company’s disclosure controls and procedures as well as its internal control over financial reporting, as those terms are defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian securities regulatory authorities and Rule 13a-15(e) and Rule 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended.

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

An evaluation of the design and effectiveness of the Company’s disclosure controls and procedures was carried out under the supervision of the President and Chief Executive Officer and the Chief Financial Officer. Based on this evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded, as of January 31, 2020, that the Company’s disclosure controls and procedures were ineffective as a result of a material weakness identified in the Company’s internal control over financial reporting, which is further described below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Management’s Report on Internal Control over Financial Reporting

The President and Chief Executive Officer and the Chief Financial Officer have designed, or caused to be designed under their supervision, such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

An evaluation of the design and effectiveness of the Company’s internal controls over financial reporting was carried out under the supervision of the President and Chief Executive Officer and the Chief Financial Officer. In making this evaluation, the President and Chief Executive Officer and the Chief Financial Officer used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control – Integrated Framework (2013). Based on this evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded, as of January 31, 2020, that the Company’s internal control over financial reporting was ineffective as a result of an identified material weakness.

Management determined it did not design and maintain effective information technology general controls (ITGCs) in the areas of user access security, system change management and job processing for certain information technology (IT) systems that support the Company’s financial reporting processes. Management concluded these deficiencies in aggregate resulted in a material weakness. As a result, automated controls and manual controls that are dependent on the completeness and accuracy of information derived from the affected IT systems were ineffective because they could have been adversely impacted. There were no material adjustments to the Company’s audited consolidated financial statements for the period ended January 31, 2020 and prior, however, as a result of the material weakness identified a possibility exists that material misstatements in the Company’s financial statements would not be prevented or detected on a timely basis in the future.

Management will continue to design and implement certain remedial measures throughout Fiscal 2021 including the design, review and appropriate modification of access in the affected systems, in addition to monitoring controls to prevent and detect inappropriate or unauthorized access or activities. In addition, various aspects of the logical access process will be automated to reduce the possibility of manual error. Management will also work with control owners to improve the quality of evidence retained to support the operation of change management controls.

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

During Fiscal 2020, management has implemented the previously disclosed remediation plan associated to the material weakness identified during Fiscal 2019 related to the accuracy and completeness of information used in the execution of internal controls over critical spreadsheets and reports created from data extracted from the Company’s information systems. The evaluation of these controls was completed in the fourth quarter of Fiscal 2020, concluding that the implemented controls are effective, and the material weakness has been remediated.

The President and Chief Executive Officer and the Chief Financial Officer do not expect that disclosure controls and procedures or internal control over financial reporting will prevent all misstatements. The design of a system of internal controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that the design will succeed in achieving the stated goals under all potential future conditions. Nevertheless, management has designed and implemented controls to mitigate this risk to the extent practicable.

Notwithstanding the material weakness, management has concluded that the Company’s audited consolidated financial statements as at and for the year ended January 31, 2020 present fairly, in all material respects, the Company’s financial position, results of operations, changes in equity and cash flows in accordance with IFRS. There were no material adjustments to the Company’s audited consolidated financial statement for the year ended January 31, 2020 and there were no changes to previously released financial results.

The effectiveness of internal control over financial reporting as of January 31, 2020 has been audited by Deloitte LLP, the Company’s independent auditors. Deloitte LLP’s opinion, as stated in their report, is consistent with management’s report on internal control over financial reporting as set forth above.

Changes in internal control over financial reporting

Other than the material weaknesses described above, there were no changes in the Company’s internal control over financial reporting during the three- and twelve-month periods ended January 31, 2020, that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Attestation report of registered public accounting firm

The attestation report of Deloitte LLP on management’s internal control over financial reporting is filed as Exhibit 99.2 to this annual report on Form 40-F, and is incorporated herein by reference.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended January 31, 2020 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Mr. Hanley is a Corporate Director with over 25 years of experience in senior management roles and corporate governance. He sits on the Board of Directors and chairs the Audit Committee of ShawCor Ltd. and LyondellBasell Industries N.V. and is a member of LyondellBasell’s Health, Safety, Environment an Operations Committee. He was on the Board of Directors, the Audit Committee and the Human Resources and Compensation Committee of Industrial Alliance Insurance and Financial Services Inc. from 2015 to 2019. He was also on the Board of Directors and the Audit Committee of Le Groupe Jean Coutu (PJC) Inc. from 2016 until the company was acquired by Metro Inc. in 2018. Prior to that, Mr. Hanley held senior management positions for several years. He was Senior Vice-President, Operations and Strategic Initiatives at National Bank of Canada. He also held a number of positions at Alcan Inc., including Executive Vice-President and Chief Financial Officer, and President and CEO of the Global Bauxite and Alumina business group. He was also Chief Financial Officer of two Canadian public companies, namely Gaz Métro (now Énergir) and St-Laurent Paperboard Inc. Mr. Hanley is a chartered professional accountant and has been a member of the Ordre des comptables professionnels agréés du Québec (CPA) since 1987.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Registrant by Deloitte LLP for professional services rendered for the fiscal period ended January 31, 2020 and January 31, 2019. During this period, Deloitte LLP was the Registrant’s only external auditor.

(in Canadian dollars)	Year ended January 31, 2020	Year ended January 31, 2019
Audit Fees(1)	$3,418,539	$1,702,980
Audit-Related Fees(2)	901,024	706,399
Tax Fees(3)	156,065	148,020
All Other Fees(4)	229,311	207,920

Total Fees Paid	$4,704,939	$2,765,319

Notes:

1.	“Audit Fees” include fees necessary to perform the annual audit or reviews of the consolidated financial statements.
2.

“Audit-Related Fees” include fees for assurance and related services by the independent auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements other than those included in “Audit Fees,” such as consultation on accounting and reporting matters.

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

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Michael Hanley, Estelle Métayer and Daniel J. O’Neill.

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

•

Compensation Committee. The Registrant follows applicable Canadian laws with respect to compensation consultants, legal counsel and other advisers to our Human Resources & Compensation Committee. Applicable Canadian securities legislation does not specifically require consideration of potential conflicts of interest on the part of compensation consultants, legal counsel and other advisers to the compensation committee, but best practices dictate disclosure of any such conflicts in the Registrant’s management information circular.

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

BRP INC.

Date: April 9, 2020	By:	/s/ Sébastien Martel
	Name	Sébastien Martel
	Title:	Chief Financial Officer

EXHIBIT INDEX

No.	Document

99.1	Annual Information Form of the Registrant for the year ended January 31, 2020

99.2	Audited consolidated financial statements of the Registrant as at January 31, 2020 and 2019 and for the years ended January 31, 2020 and 2019.

99.3	Management’s discussion and analysis of the Registrant for the year ended January 31, 2020.

99.4	First Amendment to the Fourth Amended and Restated Credit Term Loan, dated as of July 23, 2019 among Bombardier Recreational Products Inc., the guarantors party thereto, Bank of Montreal, as administrative agent, and the lenders from time to time party thereto.

99.5	Second Amendment to the Fourth Amended and Restated Term Loan, dated February 4, 2020 among Bombardier Recreational Products Inc., the guarantors party thereto, Bank of Montreal, as administrative agent, and the lenders from time to time party thereto.

23.1	Consent of Deloitte LLP.

31.1	Certification of Chief Executive Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934.

31.2	Certification of Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934.

32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.	Interactive Data File.