Form 40-F
period 2021-01-31
BRP Inc.
filed 2021-03-25
CIK 1748797

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2021	Commission File Number: 001-38648

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

42,652,906 Subordinate Voting Shares and 43,891,671 Multiple Voting Shares

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

Emerging growth company [ ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [x]

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

The Registrant’s Annual Information Form for the year ended January 31, 2021 is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein.

B. Audited Annual Financial Statements

The Registrant’s audited annual consolidated financial statements for the year ended January 31, 2021, including the report of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this Annual Report on Form 40-F and are incorporated by reference herein.

C. Management’s Discussion and Analysis

The Registrant’s Management’s Discussion and Analysis for the year ended January 31, 2021 is attached as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated by reference herein.

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

An evaluation of the design and effectiveness of the Company’s disclosure controls and procedures was carried out under the supervision of the President and Chief Executive Officer and the Chief Financial Officer. Based on this evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded, as of January 31, 2021, that the Company’s disclosure controls and procedures were ineffective as a result of a material weakness identified in the Company’s internal control over financial reporting, which is further described below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

An evaluation of the design and effectiveness of the Company’s internal controls over financial reporting was carried out under the supervision of the President and Chief Executive Officer and the Chief Financial Officer. In making this evaluation, the President and Chief Executive Officer and the Chief Financial Officer used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control – Integrated Framework (2013). Based on this evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded, as of January 31, 2021, that the Company’s internal control over financial reporting was ineffective as a result of an identified material weakness.

As previously disclosed throughout Fiscal 2021, management determined it did not design and maintain effective information technology general controls (ITGCs) in the areas of user access security, system change management and job processing for certain information technology (IT) systems that support the Company’s financial reporting processes. Management concluded these deficiencies in aggregate resulted in a material weakness. As a result, automated controls and manual controls that are dependent on the completeness and accuracy of information derived from the affected IT systems were ineffective because they could have been adversely impacted. There were no material adjustments to the Company’s audited consolidated financial statements for the period ended January 31, 2021 and prior, however, as a result of the material weakness identified a possibility exists that material misstatements in the Company’s financial statements would not be prevented or detected on a timely basis in the future.

Management will continue to design and implement certain remedial measures throughout Fiscal 2022 including the design, review and appropriate modification of access in the affected systems, in addition to monitoring controls to prevent and detect inappropriate or unauthorized access or activities. In addition, various aspects of the logical access process will be automated to reduce the possibility of manual error. Management will also work with control owners to improve the quality of evidence retained to support the operation of change management controls.

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

Notwithstanding the material weakness, management has concluded that the Company’s audited consolidated financial statements as at and for the year ended January 31, 2021 present fairly, in all material respects, the Company’s financial position, results of operations, changes in equity and cash flows in accordance with IFRS. There were no material adjustments to the Company’s audited consolidated financial statement for the year ended January 31, 2021 and there were no changes to previously released financial results.

The effectiveness of internal control over financial reporting as of January 31, 2021 has been audited by Deloitte LLP, the Company’s independent auditors. Deloitte LLP’s opinion, as stated in their report, is consistent with management’s report on internal control over financial reporting as set forth above.

Changes in internal control over financial reporting

There were no changes in the Company’s internal control over financial reporting during the three- and twelve-month periods ended January 31, 2021, that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Attestation report of registered public accounting firm

The attestation report of Deloitte LLP on management’s internal control over financial reporting is filed as Exhibit 99.2 to this annual report on Form 40-F, and is incorporated herein by reference.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended January 31, 2021 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Mr. Hanley is a Corporate Director with over 25 years of experience in senior management roles and corporate governance. He is the Lead Director on the board of directors of Nuvei Corporation and is the Chair of its Audit Committee as well as a member of its Governance Human Resources and Compensation Committee. He is a member of the board of directors and of the Audit Committee of ShawCor Ltd. He also sits on the board of directors of LyondellBasell Industries N.V. and chairs its Audit Committee in addition to being a member of its Health, Safety, Environment and Operations Committee. In addition, he is a member of the board of directors of ExCell Thera Inc. He was on the board of directors, the Audit Committee and the Human Resources and Compensation Committee of Industrial Alliance Insurance and Financial Services Inc. from 2015 to 2019. He was also on the board of directors and the Audit Committee of Le Groupe Jean Coutu (PJC) Inc. from 2016 until the company was acquired by Metro Inc. in 2018. Prior to that, Mr. Hanley held senior management positions for several years. He was Senior Vice-President, Operations and Strategic Initiatives at National Bank of Canada. He also held a number of positions at Alcan Inc., including Executive Vice-President and Chief Financial Officer, and President and CEO of the Global Bauxite and Alumina business group. He was also Chief Financial Officer of two Canadian public companies, namely Gaz Métro (now Énergir) and St-Laurent Paperboard Inc. Mr. Hanley is a chartered professional accountant and has been a member of the Ordre des comptables professionnels agréés du Québec (CPA) since 1987.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Registrant by Deloitte LLP for professional services rendered for the fiscal period ended January 31, 2021 and January 31, 2020. During this period, Deloitte LLP was the Registrant’s only external auditor.

(in Canadian dollars)	Year ended January 31, 2021	Year ended January 31, 2020
Audit Fees(1)	$ 3,305,068	$ 3,418,539
Audit-Related Fees(2)	576,069	901,024
Tax Fees(3)	157,049	156,065
All Other Fees(4)	-	229,311
Total Fees Paid	$ 4,038,186	$ 4,704,939

Notes:

1.	“Audit Fees” include fees necessary to perform the annual audit or reviews of the consolidated financial statements.
2.

“Audit-Related Fees” include fees for assurance and related services by the independent auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements other than those included in “Audit Fees,” such as advisory on accounting and reporting matters.

3.	“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees.” This category includes fees for tax compliance, tax advice and tax planning.
4.	“Other Fees” include fees for products and services provided by the independent auditor other than those included above.

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

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Michael Hanley, Estelle Métayer, Nicholas Nomicos and Katherine Kountze.

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

BRP INC.

Date: March 25, 2021	By:	(s) Sébastien Martel

	Name	Sébastien Martel
	Title:	Chief Financial Officer

EXHIBIT INDEX

No.	Document
99.1	Annual Information Form of the Registrant for the year ended January 31, 2021
99.2	Audited consolidated financial statements of the Registrant as at January 31, 2021 and 2020 and for the years ended January 31, 2021 and 2020.
99.3	Management’s discussion and analysis of the Registrant for the year ended January 31, 2021.
99.4

Third Amendment to the Fourth Amended and Restated Credit Term Loan, dated as of May  8, 2020 among Bombardier Recreational Products Inc., the guarantors party thereto, Bank of Montreal, as administrative agent, and the lenders from time to time party thereto.

99.5

Fourth Amendment to the Fourth Amended and Restated Term Loan, dated February  16, 2021 among Bombardier Recreational Products Inc., the guarantors party thereto, Bank of Montreal, as administrative agent, and the lenders from time to time party thereto.

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