Form 40-F
period 2022-01-31
BRP Inc.
filed 2022-03-25
CIK 1748797

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM
40-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2022	Commission File Number: 001-38648
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
[
x
] Annual information
form
[
x
] Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
38,080,486

Subordinate Voting Shares and 42,954,979 Multiple Voting Shares
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
[
x
]
Yes
[ ] No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).
[
x
] Yes [ ] No
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule
12b-2
of the Exchange Act.
Emerging growth company [ ]
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [
x
]

Auditor Firm Id: 1208	Auditor Name: Deloitte LLP	Auditor Location: Montreal, Canada

PRINCIPAL DOCUMENTS
The following documents have been filed as part of this Annual Report on Form
40-F:
A. Annual Information Form
The Registrant’s Annual Information Form for the year ended January 31, 2022 is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein.
B. Audited Annual Financial Statements
The Registrant’s audited annual consolidated financial statements for the year ended January 31, 2022, including the report of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this Annual Report on Form
40-F
and are incorporated by reference herein.
C. Management’s Discussion and Analysis
The Registrant’s Management’s Discussion and Analysis for the year ended January 31, 2022 is attached as Exhibit 99.3 to this Annual Report on Form
40-F
and is incorporated by reference herein.
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
An evaluation of the design and effectiveness of the Company’s disclosure controls and procedures was carried out under the supervision of the President and Chief Executive Officer and the Chief Financial Officer. Based on this evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded, as of January 31, 2022, that the Company’s disclosure controls and procedures were effective.
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
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management’s projections of any evaluation of the effectiveness of internal control over financial reporting as to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

An evaluation of the design and effectiveness of the Company’s internal controls over financial reporting was carried out under the supervision of the President and Chief Executive Officer and the Chief Financial Officer. In making this evaluation, the President and Chief Executive Officer and the Chief Financial Officer used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control – Integrated Framework (2013). Based on this evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded, as of January 31, 2022, that the Company’s internal controls over financial reporting were effective.
The effectiveness of internal control over financial reporting as of January 31, 2022 has been audited by Deloitte LLP, the Company’s independent auditors. Deloitte LLP’s opinion, as stated in their report, is consistent with management’s report on internal control over financial reporting as set forth above.
Remediation of Previously-Reported Material Weakness
As previously disclosed in “Item 15 — Internal Control Over Financial Reporting” in the Company’s Annual Report on Form
40-F
for the year ended January 31, 2021, in connection with its assessment for the fiscal year ended January 31, 2021, the Company’s management identified the following deficiencies in its internal control over financial reporting that existed as of January 31, 2021. Management had determined that it did not design and maintain effective information technology general controls (ITGCs) in the areas of user access security, system change management and job processing for certain information technology (IT) systems that support the Company’s financial reporting processes. Management concluded these deficiencies in aggregate resulted in a material weakness. As a result, automated controls and manual controls that were dependent on the completeness and accuracy of information derived from the affected IT systems were ineffective because they could have been adversely impacted.
To address the previously reported material weakness related to ITGCs, and as previously disclosed throughout the fiscal year ended January 31, 2021, management designed and implemented certain remedial measures throughout Fiscal 2021 and 2022 including the design, review and appropriate modification of access in the affected systems, in addition to the implementation of monitoring controls to prevent and detect inappropriate or unauthorized access or activities. In addition, various aspects of the logical access process were automated to reduce the possibility of manual error. Management also worked with control owners to improve the quality of evidence retained to support the operation of change management controls.
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
During the fourth quarter of fiscal 2022 and prior to the filing of our audited consolidated financial statements for the year ended January 31, 2022, management completed its testing of the newly-designed controls. In light of the foregoing remediation activities and testing of controls, management determined that the Company’s internal control over financial reporting was effective as of January 31, 2022.
Changes in internal control over financial reporting
Except for the changes in connection with our implementation of the remediation plan discussed above, there were no changes in the Company’s internal control over financial reporting during the three- and twelve-month period ended January 31, 2022, that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.
Attestation report of registered public accounting firm
The attestation report of Deloitte LLP on management’s internal control over financial reporting is filed as Exhibit 99.2 to this annual report on Form
40-F,
and is incorporated herein by reference.

NOTICES PURSUANT TO REGULATION BTR
There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended January 31, 2022 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
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
Mr. Hanley is a corporate director with over 25 years of experience in senior management roles and corporate governance. He is the Lead Director on the board of directors of Nuvei Corporation and is the Chair of its Audit Committee as well as a member of its Governance Human Resources and Compensation Committee. He is a member of the board of directors of LyondellBasell Industries N.V. and chairs its Audit Committee in addition to being a member of its Health, Safety, Environment and Sustainability Committee. In addition, he is a member of the board of directors of ExCell Thera Inc. He was on the board of directors and on the Audit Committee of ShawCor Ltd. from 2015 until May 2021 as well as on the board of directors, the Audit Committee and the Human Resources and Compensation Committee of Industrial Alliance Insurance and Financial Services Inc. from 2015 to 2019. He also served on the board of directors and the Audit Committee of Le Groupe Jean Coutu (PJC) Inc. from 2016 until the company was acquired by Metro Inc. in 2018. Prior to that, Mr. Hanley held senior management positions for several years at various companies. He was Senior Vice-President, Operations and Strategic Initiatives at National Bank of Canada. He also held a number of positions at Alcan Inc., including Executive Vice-President and Chief Financial Officer, and President and CEO of the Global Bauxite and Alumina business group. He was also Chief Financial Officer of two Canadian public companies, namely Gaz Métro (now Énergir) and
St-Laurent
Paperboard Inc. Mr. Hanley is a chartered professional accountant and has been a member of the
Ordre
des
comptables
professionnels
agr
é
é
s
du Qu
é
bec
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
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets out the fees billed to the Registrant by Deloitte LLP for professional services rendered for the fiscal period ended January 31, 2022 and January 31, 2021. During this period, Deloitte LLP was the Registrant’s only external auditor.

(in Canadian dollars)	Year ended January 31, 2022	Year ended January 31, 2021
Audit Fees (1)	$4,521,837	$3,305,068
Audit-Related Fees (2)	603,274	576,069
Tax Fees (3)	122,774	157,049
All Other Fees (4)	-	-
Total Fees Paid	$5,247,885	$4,038,186
Notes:

1.	“Audit Fees” include fees necessary to perform the annual audit or reviews of the consolidated financial statements.
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
2-01
of Regulation
S-X.

IDENTIFICATION OF THE AUDIT COMMITTEE
The Registrant has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Michael Hanley, Katherine Kountze, Estelle Métayer and Nicholas Nomicos.
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

●
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

●
Shareholder Approval
. Sections 5635(a) through (d) of the Nasdaq Listing Rules require an issuer to obtain shareholder approval prior to certain issuances of securities, including (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) private placements. The Registrant does not follow this rule. Instead, the Registrant complies with applicable TSX rules. Such rules require issuers to obtain shareholder approval prior to a distribution of common shares (other than in respect of public offerings) that involve the sale of more than 25% of the issuer’s outstanding common shares prior to the transaction. In addition, under TSX rules (1) the creation of, or certain material amendments to, equity compensation plans require shareholder approval and (2) the sale of common shares at a discount to officers and directors requires shareholder approval in specified circumstances.

●
Compensation Committee
. The Registrant follows applicable Canadian laws with respect to compensation consultants, legal counsel and other advisers to our Human Resources & Compensation Committee. Applicable Canadian securities legislation does not specifically require consideration of potential conflicts of interest on the part of compensation consultants, legal counsel and other advisers to the compensation committee, but best practices dictate disclosure of any such conflicts in the Registrant’s management information circular.

●
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

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
A. Undertaking
Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the SEC, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form
40-F,
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

BRP INC.

Date: March 25, 2022	By:	/s/ Sébastien Martel

	Name	Sébastien Martel
	Title:	Chief Financial Officer

EXHIBIT INDEX

No.	Document
99.1	Annual Information Form of the Registrant for the year ended January 31, 2022.
99.2	Audited consolidated financial statements of the Registrant as at January 31, 2022 and 2021 and for the years ended January 31, 2022 and 2021.
99.3	Management’s discussion and analysis of the Registrant for the year ended January 31, 2022.
23.1	Consent of Deloitte LLP.
31.1	Certification of Chief Executive Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934.
31.2	Certification of Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	Interactive Data File.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)