Form 40-F
period 2023-01-31
BRP Inc.
filed 2023-03-23
CIK 1748797

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM
40-F

REGISTRATION STATEMENT P URSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13(a) OR
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2023	Commission File Number: 001-38648
BRP Inc.

(Exact name of Registrant as specified in its charter)
Not Applicable

(Translation of Registrant’s name into English (if applicable))
Quebec, Canada

(Province or other jurisdiction of incorporation or organization)
3799

(Primary Standard Industrial Classification Code Number (if applicable))
N/A

(I.R.S. Employer Identification Number (if applicable))
726 Saint-Joseph Street
Valcourt
,
Quebec
Canada
,
J0E 2L0
(450
)
532-6154

(Address and telephone number of Registrant’s principal executive offices)
BRP US Inc.
10101 Science Drive
Sturtevant
,
WI
53177
(262)
884-5000

(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Table of Contents

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
36,522,508
Subordinate Voting Shares and
42,384,200
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
of the Exchange Act.
Emerging growth company
[ ]
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [
x
]

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. [ ]

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive
-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant
to

Table of Contents
§240.10D-1(b).
[ ]

Auditor Firm Id: 1208	Auditor Name: Deloitte LLP	Auditor Location: Montreal, Canada

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

The Registrant’s Annual Information Form for the year ended January 31, 2023 is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein.

B. Audited Annual Financial Statements

The Registrant’s audited annual consolidated financial statements for the year ended January 31, 2023, including the report of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this Annual Report on Form 40-F and are incorporated by reference herein.

C. Management’s Discussion and Analysis

The Registrant’s Management’s Discussion and Analysis for the year ended January 31, 2023 is attached as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated by reference herein.

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

An evaluation of the design and effectiveness of the Company’s disclosure controls and procedures was carried out under the supervision of the President and Chief Executive Officer and the Chief Financial Officer. Based on this evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded, as of January 31, 2023, that the Company’s disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

The President and Chief Executive Officer and the Chief Financial Officer have designed, or caused to be designed under their supervision, such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

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

An evaluation of the design and effectiveness of the Company’s internal controls over financial reporting was carried out under the supervision of the President and Chief Executive Officer and the Chief Financial Officer. In making this evaluation, the President and Chief Executive Officer and the Chief Financial Officer used the criteria set forth by the Committee of Sponsoring

Organizations of the Treadway Commission (COSO) Internal Control – Integrated Framework (2013). Based on this evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded, as of January 31, 2023, that the Company’s internal controls over financial reporting were effective.

Our internal control over financial reporting as of January 31, 2023 has been audited by Deloitte LLP, independent registered public accounting firm, who also audited our consolidated financial statements for the year ended January 31, 2023. Deloitte LLP issued an unqualified opinion, as stated in their report, on the effectiveness of our internal control over financial reporting as of January 31, 2023.

Changes in internal control over financial reporting

There were no changes in the Company’s internal control over financial reporting during the three- and twelve-month periods ended January 31, 2023, that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Attestation report of registered public accounting firm

The attestation report of Deloitte LLP on management’s internal control over financial reporting is filed as Exhibit 99.2 to this annual report on Form 40-F, and is incorporated herein by reference.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended January 31, 2023 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s board of directors (the “Board of Directors”) has determined that it has at least one audit committee financial expert (as such term is defined in item 8(a) of General Instruction B to Form 40-F) serving on its audit committee (the “Audit Committee”). Michael Ross has been determined by the Board of Directors to be such audit committee financial expert and is independent (as such term is defined by the Nasdaq Stock Market’s corporate governance standards applicable to the Registrant).

Mr. Ross is a corporate director. He was Chief Financial Officer of Sesami Cash Management Technologies Corporation (“Sesami”) from 2022 to 2023. In this role, he was responsible for all financial activities, corporate development, and strategic planning. Prior to joining Sesami, Mr. Ross was Chief Financial Officer of Dollarama Inc. for over a decade. Prior to that, Mr. Ross was CFO of Sanimax Industries, a rendering services company, and spent over 20 years in senior financial roles in the television and broadcasting industry. He began his career as an auditor with Ernst & Young. Mr. Ross is a member of the board of directors of Pixcom Inc., the Fondation CHU Saint Justine and FEI – Quebec Chapter. He was previously a member of the board of directors of Investissement Québec, la Fondation Marie-Vincent, Fondation Dr Clown and Muscular Dystrophy Canada. Mr. Ross holds a Bachelor’s Degree in commerce and a graduate diploma in accounting from Concordia University. He received the Fellow of the Order distinction (FCPA) in 2012.

The SEC has indicated that the designation of Michael Ross as an audit committee financial expert does not make him an “expert” for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the Audit Committee and the Board of Directors in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

CODE OF ETHICS

The Registrant has adopted a Code of Ethics that applies to all directors, officers and employees of the Registrant and its subsidiaries (collectively, “covered persons”). On December 5, 2022, the Registrant amended its Code of Ethics to, among other things, (i) offer real-life examples of common scenarios that covered persons may face and guidance for how to handle such scenarios, (ii) enhance the Registrant’s standards regarding, among other matters, ethical conduct and compliance with certain applicable governmental laws, rules or regulations, and (iii) include hyperlinks to the Registrant’s more detailed policies. A copy of the Code of Ethics, as amended, is filed as Exhibit 99.7 to this annual report on Form 40-F and can be obtained, free of charge, on the Registrant’s website (www.brp.com) or by contacting the Registrant at (450) 532-6154.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Registrant by Deloitte LLP for professional services rendered for the fiscal period ended January 31, 2023 and January 31, 2022. During this period, Deloitte LLP was the Registrant’s only external auditor.

(in Canadian dollars)	Year ended January 31, 2023	Year ended January 31, 2022
Audit Fees(1)	$4,541,500	$4,521,837
Audit-Related Fees(2)	772,597	603,274
Tax Fees(3)	126,429	122,774
All Other Fees(4)	-	-
Total Fees Paid	$5,440,526	$5,247,885

Notes:

1.	“Audit Fees” include fees necessary to perform the annual audit or reviews of the consolidated financial statements.
2.

“Audit-Related Fees” include fees for assurance and related services by the independent auditor that are reasonably related to the performance of statutory audit or review of the Company’s financial statements other than those included in “Audit Fees,” such as consultation on accounting and reporting matters.

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

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Ernesto M. Hernández, Katherine Kountze, Estelle Métayer, Nicholas Nomicos and Michael Ross.

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

•

Quorum Requirements. Rule 5620(c) of the Nasdaq Listing Rules requires that the minimum quorum requirement for a meeting of shareholders is 33.33% of the outstanding shares of its common voting stock. In addition, Rule 5620(c) requires that an issuer listed on Nasdaq state its quorum requirement in its by-laws. The Registrant follows the requirements of the Canada Business Corporations Act with respect to quorum requirements. The quorum requirement for a meeting of shareholders is set forth in the Registrant’s by-laws, which require not less than 25% of the issued and outstanding shares entitled to vote at the meeting to be present in person or represented by proxy and at least two persons entitled to vote at the meeting actually present.

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

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

  A.   Undertaking

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F, the securities in relation to which the obligation to file an annual report on Form 40-F arises, or transactions in said securities.

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

BRP INC.

Date: March 23, 2023	By:	/s/ Sébastien Martel

	Name	Sébastien Martel
	Title:	Chief Financial Officer

EXHIBIT INDEX

No.	Document
99.1	Annual Information Form of the Registrant for the year ended January 31, 2023
99.2	Audited consolidated financial statements of the Registrant as at January 31, 2023 and 2022 and for the years ended January 31, 2023 and 2022.
99.3	Management’s discussion and analysis of the Registrant for the year ended January 31, 2023.
99.4

Fifth Amendment to Fourth Amended and Restated Term Loan Credit Agreement, dated as of June 10, 2022 among the Registrant, Bombardier Recreational Products Inc., the guarantors party thereto, Bank of Montreal, as administrative agent, and the lenders from time to time party thereto.

99.5

Sixth Amendment to Fourth Amended and Restated Term Loan Credit Agreement, dated as of December 13, 2022 among the Registrant, Bombardier Recreational Products Inc., the guarantors party thereto, Bank of Montreal, as administrative agent, and the lenders from time to time party thereto.

99.6

Seventh Amendment to Fourth Amended and Restated Term Loan Credit Agreement, dated as of March 10, 2023 among the Registrant, Bombardier Recreational Products Inc., the guarantors party thereto, Bank of Montreal, as administrative agent, and the lenders from time to time party thereto.

99.7	Code of Ethics.
23.1	Consent of Deloitte LLP.
31.1	Certification of Chief Executive Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934.
31.2	Certification of Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	Interactive Data File.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)