Form 40-F
period 2024-01-31
BRP Inc.
filed 2024-03-28
CIK 1748797

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM
40-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13(a) OR
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2024	Commission File Number: 001-38648
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
34,808,553 Subordinate Voting Shares and 40,147,916 Multiple Voting Shares
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
x
]

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. [ ]

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).
[ ]

Auditor Firm Id: 1208	Auditor Name: Deloitte LLP	Auditor Location: Montreal, Canada

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

The Registrant’s Annual Information Form for the year ended January 31, 2024 is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein.

B. Audited Annual Financial Statements

The Registrant’s audited annual consolidated financial statements for the year ended January 31, 2024, including the reports of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this Annual Report on Form 40-F and are incorporated by reference herein.

C. Management’s Discussion and Analysis

The Registrant’s Management’s Discussion and Analysis for the year ended January 31, 2024 is attached as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated by reference herein.

CONTROLS AND PROCEDURES

The Company’s President and Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining the Company’s disclosure controls and procedures as well as its internal control over financial reporting, as those terms are defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian securities regulatory authorities, Rule 13a-15(e) and Rule 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act.

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

An evaluation of the design and effectiveness of the Company’s disclosure controls and procedures was carried out under the supervision of the President and Chief Executive Officer and the Chief Financial Officer. Based on this evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded, as of January 31, 2024, that the Company’s disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

The President and Chief Executive Officer and the Chief Financial Officer have designed, or caused to be designed under their supervision, such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

An evaluation of the design and effectiveness of the Company’s internal controls over financial reporting was carried out under the supervision of the President and Chief Executive Officer and the Chief Financial Officer. In making this evaluation, the President and Chief Executive Officer and the Chief Financial Officer used the criteria set forth by the Committee of Sponsoring

Organizations of the Treadway Commission Internal Control – Integrated Framework (2013). Based on this evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded, as of January 31, 2024, that the Company’s internal controls over financial reporting were effective.

Our internal control over financial reporting as of January 31, 2024 has been audited by Deloitte LLP, independent registered public accounting firm, who also audited our consolidated financial statements for the year ended January 31, 2024. Deloitte LLP issued an unqualified opinion, as stated in their report, on the effectiveness of our internal control over financial reporting as of January 31, 2024.

Changes in internal control over financial reporting

There were no changes in the Company’s internal control over financial reporting during the three- and twelve-month periods ended January 31, 2024, that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Attestation report of registered public accounting firm

The attestation report of Deloitte LLP on management’s internal control over financial reporting is filed in Exhibit 99.2 to this Annual Report on Form 40-F, and is incorporated herein by reference.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended January 31, 2024 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Registrant by Deloitte LLP for professional services rendered for the fiscal period ended January 31, 2024 and January 31, 2023. During this period, Deloitte LLP was the Registrant’s only external auditor.

(in Canadian dollars)	Year ended January 31, 2024	Year ended January 31, 2023
Audit Fees(1)	$5,515,701	$4,541,500
Audit-Related Fees(2)	1,165,189	772,597
Tax Fees(3)	124,674	126,429
All Other Fees(4)	1,196	-
Total Fees Paid	$6,806,760	$5,440,526

Notes:

1.	“Audit Fees” include fees necessary to perform the annual audit or reviews of the consolidated financial statements.
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

BRP INC.

Date: March 28, 2024	By:	/s/ Sébastien Martel

	Name	Sébastien Martel
	Title:	Chief Financial Officer

EXHIBIT INDEX

No.	Document
97	Clawback Policy.
99.1	Annual Information Form of the Registrant for the year ended January 31, 2024
99.2	Audited consolidated financial statements of the Registrant as at January 31, 2024 and 2023 and for the years ended January 31, 2024 and 2023.
99.3	Management’s discussion and analysis of the Registrant for the year ended January 31, 2024.
99.4

Eight Amendment to Fourth Amended and Restated Term Loan Credit Agreement, dated as of October 4, 2023 among the Registrant, Bombardier Recreational Products Inc., the guarantors party thereto, Bank of Montreal, as administrative agent, and the lenders from time to time party thereto.

99.5

Ninth Amendment to Fourth Amended and Restated Term Loan Credit Agreement, dated as of January 22, 2024 among the Registrant, Bombardier Recreational Products Inc., the guarantors party thereto, Bank of Montreal, as administrative agent, and the lenders from time to time party thereto.

23.1	Consent of Deloitte LLP.
31.1	Certification of Chief Executive Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934.
31.2	Certification of Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	Inline Interactive Data File.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)