Form 40-F
period 2025-01-31
BRP Inc.
filed 2025-03-26
CIK 1748797

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2025	Commission File Number: 001-38648

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
34,512,399 Subordinate Voting Shares and 38,519,358 Multiple Voting Shares
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
of the Exchange Act.
Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b). ☐

Auditor Firm Id: 1208	Auditor Name: Deloitte LLP	Auditor Location: Montreal, Canada

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

The Registrant’s Annual Information Form for the year ended January 31, 2025 is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein.

B. Audited Annual Financial Statements

The Registrant’s audited annual consolidated financial statements for the years ended January 31, 2025 and 2024, including the reports of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this Annual Report on Form 40-F and are incorporated by reference herein.

C. Management’s Discussion and Analysis

The Registrant’s Management’s Discussion and Analysis for the year ended January 31, 2025 is attached as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated by reference herein.

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

An evaluation of the design and effectiveness of the Company’s disclosure controls and procedures was carried out under the supervision of the President and Chief Executive Officer and the Chief Financial Officer. Based on this evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded, as of January 31, 2025, that the Company’s disclosure controls and procedures were effective.

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

An evaluation of the design and effectiveness of the Company’s internal controls over financial reporting was carried out under the supervision of the President and Chief Executive Officer and the Chief Financial Officer. In making this evaluation, the President and Chief Executive Officer and the Chief Financial Officer used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission Internal Control – Integrated Framework (2013). Based on this evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded, as of January 31, 2025, that the Company’s internal controls over financial reporting were effective.

Our internal control over financial reporting as of January 31, 2025 has been audited by Deloitte LLP, independent registered public accounting firm, who also audited our consolidated financial statements for the year ended January 31, 2025. Deloitte LLP issued an unqualified opinion, as stated in their report, on the effectiveness of our internal control over financial reporting as of January 31, 2025.

Changes in internal control over financial reporting

There were no changes in the Company’s internal control over financial reporting during the three- and twelve-month periods ended January 31, 2025, that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Attestation report of registered public accounting firm

The attestation report of Deloitte LLP on management’s internal control over financial reporting is filed as Exhibit 99.2 to this annual report on Form 40-F, and is incorporated herein by reference.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended January 31, 2025 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Registrant by Deloitte LLP for professional services rendered for the fiscal period ended January 31, 2025 and January 31, 2024. During this period, Deloitte LLP was the Registrant’s only external auditor.

(in Canadian dollars)	Year ended January 31, 2025	Year ended January 31, 2024
Audit Fees(1)	$5,525,987	$5,515,701
Audit-Related Fees(2)	936,518	1,165,189
Tax Fees(3)	172,128	124,674
All Other Fees(4)	—	1,196
Total Fees Paid	$6,634,633	$6,806,760

Notes:

1.	“Audit Fees” include fees necessary to perform the annual audit or reviews of the consolidated financial statements.

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

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Ernesto M. Hernández, Katherine Kountze, Nicholas Nomicos and Michael Ross.

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

EXHIBIT INDEX

No.	Document
99.1	Annual Information Form of the Registrant for the year ended January 31, 2025
99.2	Audited consolidated financial statements of the Registrant as at January 31, 2025 and 2024 and for the years ended January 31, 2025 and 2024.
99.3	Management’s discussion and analysis of the Registrant for the year ended January 31, 2025.
99.4	Disclosure Policy.
23.1	Consent of Deloitte LLP.
31.1	Certification of Chief Executive Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934.
31.2	Certification of Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	Inline Interactive Data File.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

BRP INC.

Date: March 26, 2025	By:	/s/ Sébastien Martel

	Name	Sébastien Martel
	Title:	Chief Financial Officer