Form 40-F/A
period 2025-01-31
BRP Inc.
filed 2025-04-14
CIK 1748797

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
40-F/A

(Amendment No. 1)

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2025	Commission File Number: 001- 38648

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

EXPLANATORY NOTE
BRP Inc. (the “Registrant”) is filing this Amendment No. 1 (this “Amendment”) to its original Annual Report on Form
40-F
for the year ended January 31, 2025, which was filed with the U.S. Securities and Exchange Commission on March 26, 2025 (the “Original 2025 Annual Report” and together with this Amendment, the “Annual Report”), in order to file Exhibit 97 to the Annual Report. In addition, as required by Rule
12b-15
of the U.S. Securities and Exchange Act of 1934 (the “Exchange Act”), new certifications by the Registrant’s principal executive officer and principal financial officer are filed herewith as Exhibits 31.1 and 31.2, respectively, to this Amendment, pursuant to Rule
13a-14(a)
or Rule
15d-14(a)
of the Exchange Act. Because no financial statements have been included in this Amendment, paragraphs 3, 4 and 5 of the certifications have been omitted. The Registrant is also not including new certifications under Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) (Section 906 of the Sarbanes-Oxley Act of 2002), as no financial statements are being filed with this Amendment.
This Amendment consists of a cover page, this explanatory note, the signature page, the exhibit index, Exhibit 31.1, Exhibit 31.2 and Exhibit 97. Other than expressly set forth herein, this Amendment does not, and does not purport to, amend or restate any other information contained in the Original 2025 Annual Report nor does this Amendment reflect any events that have occurred after the Original 2025 Annual Report was filed.

Table of Contents
EXHIBIT INDEX

No.	Document
97†	Clawback Policy.
99.1*	Annual Information Form of the Registrant for the year ended January 31, 2025.
99.2*	Audited consolidated financial statements of the Registrant as at January 31, 2025 and 2024 and for the years ended January 31, 2025 and 2024.
99.3*	Management’s discussion and analysis of the Registrant for the year ended January 31, 2025.
99.4*	Disclosure Policy.
23.1*	Consent of Deloitte LLP.
31.1†	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.
31.2†	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.
32.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101*	Inline Interactive Data File.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
* Previously filed as an exhibit to the Original 2025 Annual Report.
† Filed as an exhibit to this Amendment.

Table of Contents
SIGNATURE
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form
40-F
and has duly caused this Amendment No. 1 to the Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

BRP INC.

Date: April 14, 2025	By:	/s/ Sébastien Martel

	Name	Sébastien Martel
	Title:	Chief Financial Officer