Form 40-F
period 2026-01-31
BRP Inc.
filed 2026-03-26
CIK 1748797

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2026	Commission File Number: 001-38648

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
BRP US Inc.
10101 Science Drive
Sturtevant,
WI
53177
(262)
884-5000
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (“Exchange Act”).

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Subordinate Voting Shares	DOO	The Nasdaq Stock Market LLC
Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act.
None
(Title of Class)
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act.
None
(Title of Class)
For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
38,303,785 Subordinate Voting Shares and 34,819,204 Multiple Voting Shares
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
☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
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

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

The Registrant’s Annual Information Form for the year ended January 31, 2026 is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein.

B. Audited Annual Financial Statements

The Registrant’s audited annual consolidated financial statements for the years ended January 31, 2026 and 2025, including the reports of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this Annual Report on Form 40-F and are incorporated by reference herein.

C. Management’s Discussion and Analysis

The Registrant’s Management’s Discussion and Analysis for the year ended January 31, 2026 is attached as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated by reference herein.

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

An evaluation of the design and effectiveness of the Company’s disclosure controls and procedures was carried out under the supervision of the President and Chief Executive Officer and the Chief Financial Officer. Based on this evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded, as of January 31, 2026, that the Company’s disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

The President and Chief Executive Officer and the Chief Financial Officer have designed, or caused to be designed under their supervision, such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board.

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

An evaluation of the design and effectiveness of the Company’s internal controls over financial reporting was carried out under the supervision of the President and Chief Executive Officer and the Chief Financial Officer. In making this evaluation, the President and Chief Executive Officer and the Chief Financial Officer used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission Internal Control – Integrated Framework (2013). Based on this evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded, as of January 31, 2026, that the Company’s internal controls over financial reporting were effective.

Our internal control over financial reporting as of January 31, 2026 has been audited by Deloitte LLP, an independent registered public accounting firm, who also audited our consolidated financial statements for the year ended January 31, 2026. Deloitte LLP issued an unqualified opinion, as stated in their report, on the effectiveness of our internal control over financial reporting as of January 31, 2026.

Changes in internal control over financial reporting

There were no changes in the Company’s internal control over financial reporting during the three- and twelve-month periods ended January 31, 2026, that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Attestation report of registered public accounting firm

The attestation report of Deloitte LLP on management’s internal control over financial reporting is filed as Exhibit 99.2 to this Annual Report on Form 40-F, and is incorporated herein by reference.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended January 31, 2026 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Mr. Ross is a corporate director. He was Chief Financial Officer of Sesami Cash Management Technologies Corporation (“Sesami”) from 2022 to 2023. In this role, he was responsible for all financial activities, corporate development, and strategic planning. Prior to joining Sesami, Mr. Ross was Chief Financial Officer of Dollarama Inc. for over a decade. Prior to that, Mr. Ross was CFO of Sanimax Industries, a rendering services company, and spent over 20 years in senior financial roles in the television and broadcasting industry. He began his career as an auditor with Ernst & Young. Mr. Ross is a member of the board of directors of Pixcom Inc. and the Fondation CHU Sainte-Justine. He was previously a member of the board of directors of Investissement Québec, la Fondation Marie-Vincent, Fondation Dr Clown, Muscular Dystrophy Canada and FEI Québec Chapter, and was awarded the FEI Québec Tribute Award in 2025. Mr. Ross holds a bachelor’s degree in commerce and a graduate diploma in accounting from Concordia University. He received the Fellow of the Order distinction (FCPA) in 2012.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Registrant by Deloitte LLP for professional services rendered for the fiscal period ended January 31, 2026 and January 31, 2025. During this period, Deloitte LLP was the Registrant’s only external auditor.

(in Canadian dollars)	Year ended January 31, 2026	Year ended January 31, 2025
Audit Fees(1)	$$4,616,287	$5,525,987
Audit-Related Fees(2)	962,031	936,518
Tax Fees(3)	177,770	172,128
All Other Fees(4)	17,000	—
Total Fees Paid	$5,773,088	$6,634,633

Notes:

1.	“Audit Fees” include fees necessary to perform the annual audit or reviews of the consolidated financial statements.
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

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Ernesto M. Hernández, Katherine Kountze, Nicholas Nomicos, Michael Ross and Hildegard Maria Wortmann.

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

EXHIBIT INDEX

No.	Document
97	Clawback Policy (incorporated by reference to Exhibit 97 to the Company’s Amendment No.1 to Form 40-F (Commission File No. 001-38648) filed with the Securities and Exchange Commission on April 14, 2025).
99.1	Annual Information Form of the Registrant for the year ended January 31, 2026
99.2	Audited consolidated financial statements of the Registrant as at January 31, 2026 and 2025 and for the years ended January 31, 2026 and 2025.
99.3	Management’s discussion and analysis of the Registrant for the year ended January 31, 2026.
99.4	Tenth Amendment to Fourth Amended and Restated Term Loan Credit Agreement, dated as of October 1, 2025 among the Registrant, Bombardier Recreational Products Inc., the guarantors party thereto, Bank of Montreal, as administrative agent, and the lenders from time to time party thereto.
23.1	Consent of Deloitte LLP.
31.1	Certification of Chief Executive Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934.
31.2	Certification of Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	Interactive Data File - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the inline XBRL document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

BRP INC.

Date: March 26, 2026	By:	/s/ Sébastien Martel

	Name	Sébastien Martel
	Title:	Chief Financial Officer